VIA EDGAR

April 1, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:                 EVO Payments, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-230655)

Ladies and Gentlemen:

As representative of the several underwriters of the Company’s proposed public offering of Class A common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:30 p.m., Eastern Time, on Wednesday, April 3, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

J.P. Morgan Securities LLC

as representative of the several underwriters

By:	/s/ Paul J. Mulé
	Name:	Paul J. Mulé
	Title:	Executive Director

[Signature Page to Acceleration Request]